

UNITED STATES

**SECURITIES AND EXCHANGE COMMISSION**

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 19, 2013

Via E-mail
Joseph A. Ripp
Chief Executive Officer
Time Inc.
1271 Avenue of the Americas
New York, New York 10020

> **Re:** **Time Inc.**
> **Form 10**
> **Filed November 22, 2013**
> **File No. 001-36218**

Dear Mr. Ripp:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Exhibit 99.1

General

1. Prior to printing and distribution of the information statement, please provide us mock-ups of any pages that include any additional pictures or graphics to be presented. Accompanying captions, if any, should also be provided. We may have comments after reviewing the materials.

Our Company, page 1

Strategic Overview, page 1

2.  Please revise to define what you mean by "premium content." In addition, with a view to revised disclosure please explain to us the basis for your leadership in this regard.

Business Overview, page 2

3.  Please refer to the second sentence of the second paragraph. Please revise this discussion to briefly give shareholders a better understanding of how extensive this opportunity actually is. It may be helpful to mention that that for every "major magazine title" you already have an established electronic presence, as indicated in the table on page 45.

Questions and Answers about the Spin-Off, page 3

How will fractional shares be treated in the Distribution, page 5

4.  Please advise as to whether the distribution agent, in its sole discretion, will determine when, how, and through which broker-dealers and at what price to sell the aggregated fractional shares. Please also confirm that the distribution agent and the broker-dealers it uses are not affiliates of Time Inc. or Time Warner.

Summary Historical Combined Financial Data, page 13

5.  Please expand note (e) to provide a brief explanation of the $7.139 billion impairment to goodwill and intangible assets that was recorded in 2008.

Risk Factors, page 15

6.  Please delete the portion of the last sentence of the second paragraph that begins "there may be additional risks…." Your risk factors section should only reference material risks known to you and not those that you do not anticipate or do not consider significant.

We are exposed to risks associated with the current challenging conditions, page 17

7.  Please revise to quantify your advertising revenue decline in comparison to your historical results so that investors can assess the discussed risk.

8.  Please revise this risk factor to also disclose the declines in your circulation revenues to the extent that it is a trend in the magazine industry. In revising your disclosure please quantify the revenue decline in comparison to your historical results so that investors can assess the discussed risk.

A significant increase in the price of paper or significant disruptions in our supply, Page 19

9.  We note your disclosure that paper is a significant component of your total costs to produce print magazines and that the price of paper has historically been volatile.  Please revise to discuss and quantify whether current paper prices are high or low in comparison to historical prices so that investors can assess the discussed risk in the near term.

After the Spin-Off, we will have substantial indebtedness and the ability to incur, Page 19

10. We note the statement regarding "the incurrence of indebtedness in connection with the Spin-Off."  Please revise here to describe the indebtedness you will incur and provide quantitative disclosure.  In addition please revise your "Financial Condition and Liquidity" discussion beginning on page 66 to discuss the indebtedness you will be incurring.

Our business may suffer if we cannot continue to enforce, page 20

11. Please revise to discuss the addition of new generic top level domains, as disclosed on page 50.

The Spin-Off could result in significant tax liability to Time Warner and, page 23

12. We note your disclosure that you plan to distribute a special dividend to Time Warner as part of the Internal Reorganization.  Please revise to disclose the amount of the dividend, whether it will be in the form of cash or securities, and if it will be in the source of cash the source of the funds such as the incurrence of additional debt.

13. Please revise to define "ELA" in the place where first used.

Some of the contracts to be transferred or assigned, page 26

14. Please revise this risk factor to provide more detail explaining to which contracts this applies and which third parties must give consent if such contracts are material and you have a serious concern that such consent may not be freely given.

Material U.S. Federal Income Tax Consequences of the Spin-Off, page 32

15. While it is common practice for an opinion to recommend that investors consult their own tax advisors, please revise to refrain from stating that shareholders "should" consult their own tax advisors.

Introduction, page 43

16. We note reference in the fourth paragraph to reaching millions every day on Twitter and Facebook. To give shareholders a better understanding of this please revise to disclose whether these provide you with a significant source of revenue.

Our Competitive Strengths, page 43

Significant scale advantages, page 43

17. Please revise to explain the way in which you provide "targeted audiences to advertisers."

Category-leading brand portfolio, page 43

18. Please revise to define what you mean by "premium prices."

Foundation for digital growth, page 44

19. Please explain to us the basis for your belief that you "have the largest U.S. audience for magazine-branded websites and mobile sites in the industry."

Our Strategic Initiatives, Page 44

Disciplined capital allocation, Page 44

20. We note your disclosure that "[o]ur business has low capital requirements, and consequently generates substantial cash flows." Please reconcile this with the disclosure on page 19 regarding "substantial indebtedness" following completion of the Spin-Off.

How We Generate Revenues, page 47

Circulation, page 47

Newsstand Sales, page 48

21. We note in the last paragraph that you are "dependent on wholesalers" of which "a small number… are responsible for a substantial percentage" of the business in the U.S., U.K., and Mexico. Please explain to us whether your wholesaler agreements are material to your business and if so please file them as exhibits to your next amendment.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Revenues, page 58

22. Please expand your discussion on changes in revenues to provide investors with a better understanding of the underlying reasons impacting the changes between periods. For example, you state that advertising revenues decreased due to market conditions and the economic environment. This general statement does not provide an investor with an understanding of the specific factors that caused the changes or describe how the evolving market conditions have impacted operations in the last period when compared to prior periods. Providing the increase in the number of online subscribers and the decrease in print subscribers in the current period as compared to the prior period might illustrate the changing conditions. Discussing differences (volume, pricing, etc.) between selling online advertising versus print advertising would also explain the shift as would describing the categories or brands in your portfolio being more impacted than others. Please revise your discussion on changes in advertising revenue, subscription circulation revenue, and newsstand circulation revenue as appropriate.

23. Please quantify the decrease in advertising revenue that was attributed to a decrease in advertising from your websites and marketing services versus advertising in magazines.

24. Please explain why non-magazine advertising revenue decreased for the three months ended September 30, 2013.

25. Please consider revising to supplement your discussion and analysis with operational or performance metrics used internally that you believe may assist investors in understanding your results, if any.

Executive Compensation, page 76

26. As exhibits to your next amendment please revise to file your employment agreements with each of your named executive officers and your separation agreement with Ms. Lang or please tell us why this is not required.

Change in Control or Spin-Off of Time Inc., page 107

27. Please revise this section to provide quantitative disclosure. A table will be helpful in this regard.

28. Please revise so that it is clear whether payments will be made under these plans as a result of the spin-off. If payments are to be made, please disclose the aggregate amount and the individual amounts for any NEOs.

Certain Relationships and Related Party Transactions, page 112

29. We note that you intend to file several exhibits, such as the Separation and Distribution Agreement, Transition Services Agreement, Tax Matters Agreement, and the Employee Matters Agreement with Time Warner Inc. in a subsequent amendment to the registration statement. Please allow sufficient time for staff review as we may have comments upon review of the exhibits.

Note 1: Description of Business, Basis of Presentation and Summary of Significant Accounting Policies

Basis of Presentation, page F-9

30. We note that the amount of pension and deferred compensation liabilities has not yet been determined. Please revise to provide disclosure of management's assessment of whether any associated liabilities are expected to be material to the spun-off company.

Circulation Revenues, page F-14

31. If significant, please disclose the amount of incentive payments made to wholesalers and retailers related to the favorable placement of magazines in accordance with ASC 605-50-50-01.

Note 2: Goodwill and Intangible Assets, page F-17

32. Please provide a brief explanation of the $15.3 billion impairment to goodwill, including the period in which the charge was recorded.

Note 13: Commitments and Contingencies, page F-29

33. With regard to the antitrust lawsuit brought by Anderson News, please revise to describe the general nature of the alleged antitrust conspiracy.

34. We note that TWR filed an "adversary proceeding" against Anderson Media Corporation and that plaintiffs with "derivative standing" seek to avoid and recover, "as preferences and fraudulent transfers," in excess of $70 million. Please revise your disclosure to include a plain English description of the case.

Interim Combined Statement of Operations, page F-36

35. We note that operating and net profit margins for both of the comparative three month periods are each substantially higher than for both of the comparative nine month periods. Please explain to us the reasons for the differences in results.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Theresa Messinese at (202) 551-3307 or me at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters.  Please contact John Dana Brown at (202) 551-3859 or Max Webb at (202) 551-3750 with any other questions.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief

cc:     Eric Schiele
        Cravath, Swaine & Moore LLP